Exhibit (a) (1) (J)


                        JERRY MOYES EXTENDS TENDER OFFER
                     FOR SIMON TRANSPORTATION SERVICES INC.

                 FOR IMMEDIATE RELEASE: WEDNESDAY, JUNE 22, 2000

     Phoenix, Az. (PR Newswire)--Jerry Moyes announced today that his tender offer for all outstanding shares of Class A and Class B Common Stock of Simon Transportation Services Inc. (Nasdaq: SIMN) at $7.00 per share net to the seller in cash has been extended until 5:00 p.m., Eastern time, on Friday, June 30, 2000. Approximately 1.3 million shares had been tendered through 5:00 p.m., Eastern time, June 21, 2000. The consent solicitation also remains ongoing.

     Mr. Moyes stated: "I am pleased by the response to my offer to date. The Simon Board and I are discussing a procedure for allowing me due diligence access to information concerning the company and other matters relating to my tender offer and consent solicitation. I expect a resolution of these discussions soon."

     "I am also pleased to report that on June 16, the Department of Justice and Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. This clears the major hurdle to satisfying the Antitrust Condition of my offer," Mr. Moyes continued.

     Other Important Information:

     This press release is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any of the shares of Simon Transportation and is not a solicitation of a proxy or written consents. The offer to buy Simon Transportation shares is being made only pursuant to the Offer to Purchase and related materials that Mr. Moyes has sent to Simon Transportation stockholders and has filed as an exhibit to the tender offer statement. The tender offer statement and the consent solicitation materials contain important information that stockholders should consider before making any decision regarding their shares. You can obtain the tender offer statement, as well as other filings containing information about Mr. Moyes and Simon Transportation, without charge, at the Securities and Exchange Commission's Internet site (www.sec.gov). Copies of the tender offer statement and other SEC filings also will be available, without charge, from the Information Agent for the offer, as identified below:

     The information Agent for the Offer and the Consent Solicitation is:

                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                               New York, NY 10010
                          (212) 929-5500 (call collect)
                          Call Toll-Free (800) 322-2885
                            Fax Number (212) 929-0308